25002240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 0 3 2025

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69480

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RMK Maritime Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Vesey Street, 24th Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Tucker	205-721-0507	clark.tucker@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz, Sapper & Miller
(Name – if individual, state last, first, and middle name)

488 Madison Avenue, 18th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

11/13/2006	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kirk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RMK Maritime Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mary Kay Summers
Notary Public, State of Indiana
Marion County
Commission Number NP0753327
My Commission Expires
12/12/2031
SEAL

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RMK MARITIME CAPITAL, LLC
December 31, 2024

Table of Contents

ksm

Katz, Sapper & Miller, LLP
Certified Public Accountants

488 Madison Avenue, 18th Floor
New York, NY 10022

Report of Independent Registered Public Accounting Firm

To the Members of
RMK Maritime Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RMK Maritime Capital, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RMK Maritime Capital, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RMK Maritime Capital, LLC's management. Our responsibility is to express an opinion on RMK Maritime Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RMK Maritime Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We have served as RMK Maritime Capital, LLC's auditor since 2018.

New York, New York
February 28, 2025

RMK MARITIME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash and cash equivalents	$	72,857
Deposits		3,989
Prepaid expenses and other assets		4,172
TOTAL ASSETS	**$**	**81,018**
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	31,063
Deferred revenue		25,000
TOTAL LIABILITIES		**56,063**
Members' equity		**24,955**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**81,018**

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1: General and Summary of Significant Accounting Policies

General
RMK Maritime Capital, LLC (the "Company"), doing business as RMK Capital LLC, was organized in the State of Delaware on January 21, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by its Principal, Michael Kirk.

The Company is engaged in business as a securities broker-dealer providing investment banking related services.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash deposits may be in excess of FDIC limits of $250,000.

Property and Equipment
Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Office Service Agreement
In March 2024, the Company entered into an office service agreement for short-term office space. Operating cost, and cash payments, under the office service agreement for the year ended December 31, 2024, totaled $10,698 and is recorded as rent expense.

Income Taxes
The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax

periods in progress. Management believes that it is no longer subject to income tax examinations for years prior to 2021.

Recently Adopted Accounting Standards
The FASB issued new guidance in FASB ASC Topic 280, Segment Reporting, as amended by the FASB Accounting Standards Update (ASU) No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (ASU-2023-07), which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements. The new guidance does not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The guidance in FASB ASU-2023-07 is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods with fiscal years beginning after December 15, 2024 and should be applied retrospectively to all periods presented in the financial statements. ASU-2023-07 was adopted by the Company in the current year.

Subsequent Events
Subsequent events were evaluated by management through February 28, 2025, the date the financial statements were available to be issued.

Note 2: Revenue from Contracts with Customers

Performance Obligations
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or performing services to customers. A good or service is transferred to or performed for a customer when, or as, the customer obtains control of that good or service performed. A performance obligation may be satisfied over time or at a point in time. For the year ended December 31, 2024, $261,478 of revenue was considered over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The Company recognizes its advisory fees when earned, after completion of the assignment, in accordance with written terms of its engagement agreements.

Cost to Obtain

The Company typically incurs costs while providing advisory services such as travel or other general costs. These costs are expensed as they are incurred.

Investment Banking: M&A Advisory Fees

The Company provides advisory services which could include, but are not limited to, financial advice, advisory services for capital raise and fairness opinions. Revenue for advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue

is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer over such period of time. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At January 1, 2024 and December 31, 2024, this liability was $0 and $25,000 respectively, included in the statement of financial condition under deferred revenue.

Investment Banking: Private Placements

Private placement services are performed pursuant to engagement letters that specify the services to be provided, which typically involve the placement of securities, and fees to be paid. These contracts result in a single performance obligation upon completion of the transaction process. Success fees are contingent on the completion of contracts, generally the trade date, and are calculated based on closing price.

Note 3: Property and Equipment

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows.

		Useful Life
Leasehold improvements	$ 73,640	5
Furniture and fixtures	15,689	3
	89,329	
Less: accumulated depreciation	(89,329)	
Property and equipment, net	$ 0	

Depreciation expense for the year ended December 31, 2024, was $0.

Note 4: Leases

The Company had obligations under an operating lease with initial non-cancelable terms in excess of one year covering those facilities. This lease was included in right-of-use-assets and lease liabilities on the Company's Statement of Financial Condition. The Company's lease expired in June 2024 and was not renewed. In addition, the Company leases office space under an operating short-term lease, where by, the term of the lease is 12 months. The Company also leased office space under short-term leases, one ended in October 2024 and the other is less than 12 months.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable, the Company uses its incremental borrowing rate. The Company uses an incremental borrowing rate over the remaining lease term based on information available at the lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Variable lease expenses are recorded when incurred. The Company does not recognize an asset and liability for leases with a term of 12 months or less. Operating lease cost under the previous operating lease and short-term

lease totaled $61,415, $45,855 for the long-term lease and $15,560 for the short-term lease. At December 31, 2024 both are recorded as rent expense. Cash payments for the operating leases for the year ended December 31, 2024, totaled $64,334, $48,774 for the long-term lease and $15,560 for the short-term leases.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $16,794 which was $11,794 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($56,063) to net capital was 3.34 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: Concentration

Approximately 70% of total revenue is from two customers, one with 39% of revenue and is a related party; (see Note 7).

Note 7: Related Party Transactions

During the year approximately $211,500 of investment banking revenue were from RMK Maritime (Europe) Limited and $50,000 from Ascension Finance, Inc., affiliates of the Principal of the Company.

Note 8: Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of services, including investment banking and business consulting. The Company has identified its President/CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 31 percent of its total revenues from a single external customer in 2024.